

NEW MAJORITY CAPITAL

Close the gap by creating more Business Owners

newmajoritycapital.com   Providence, RI   𝕏   ⓘ

| Fintech & Finance | PBC & B Corp | B2B | Minority Founder | Service |

Highlights

1   🏆World-class team with 300+ business acquisitions valued at over $1 billion

2   🚀$40 billion revenue potential; $2 trillion+ acquisition market (not guaranteed)

12 million+ small businesses will seek retirement in the next 20 years creating a

(3) 📈 12 million+ small businesses will seek retirement in the next 20 years creating a huge opportunity

(4) We provide access to financing, education, and support to help create more small business owners

(5) 🎯 Serviceable obtainable market of around 2 million small businesses in the US

(6) 🌟 Set to be the Y Combinator for entrepreneurship through acquisition (not guaranteed)

Our Team



Havell Rodrigues Cofounder & CEO

Havell is a former Hedge Fund of Fund Portfolio Manager and Risk Manager, with 25+ years' experience in the industry, including launching tech-driven startups. He is a TiE Charter Member, NextGen Venture Partner + Social Innovation Forum Volunteer.



Kris Schumacher Cofounder

Kris has 25+ years in sales, finance, and ops across various industries and maintains an active consultancy helping impact entrepreneurs and investors. His work includes the acquisition and integration of multiple small to mid sized businesses.



Allegra Stennett Cofounder

Allegra is an experienced financial professional. Prior to NMC, she completed an MBA at MIT Sloan and an EdM in Education Policy from Harvard. Before starting grad school, Allegra was a banker at J.P. Morgan in NY, Houston, and London.



Darryl Lindie Cofounder

Darryl is currently an MBA/MPA candidate at MIT Sloan School and Harvard Kennedy School. During his studies, he was a Summer Associate at Bain &Co.

Before grad school, Darryl was a Navy Supply Corps Officer and is a U.S. Naval Academy Graduate.

A Dozen Reasons to Invest in New Majority Capital (NMC)



New Majority Capital is closing the persistent wealth gap by creating more small business owners

We do this by providing knowledge and, in coordination with investor partners*, capital to founders, as well as by connecting them to the right businesses

Here are the top 12 reasons why you should invest your hard-earned money in NMC:

REASON #1: The time to invest in NMC couldn't be better

We are currently seeing two HUGE trends in our favor: the baby-boomer-driven Silver Tsunami and the Great Resignation.



2.9M
businesses
owned by people aged 55+
in the United States
employees: 32.1M
payroll: $1.3T
revenue: $6.5T
Industries
Accommodation & food services
Admin & waste management
Arts & entertainment
Construction
Health care & social assistance
Manufacturing
Other industries
Professional services
Retail trade
Transportation & warehousing
Wholesale trade

Born between 1946 and 1964, baby boomers are the second largest population of small business owners in the United States, making up 41%.

In fact, within the next two decades, more than 12 million small business owners will seek retirement. This represents $10 trillion in assets.

Now, as these small business owners reach retirement age, they naturally want to sell their businesses.

They require management succession and ownership transition. However, only 1 in 5 listed businesses are acquired and the rest are shut down, leaving employees out of a job and rendering that cash flow-generating business asset worthless.

Meanwhile, more working people want to quit their current jobs, be their boss, and do something meaningful with their lives.

New Majority Capital pairs the two to ensure the survival of small businesses in the United States and the development of new business owners.

REASON #2: We are the Y-Combinator for entrepreneurship through acquisition (ETA)

To truly understand New Majority Capital, think of us like the Y Combinator for entrepreneurship through acquisition.

> *We train and then help entrepreneurs match with the right business for them, and provide both funding and post-acquisition support to help them get off the ground and stay in flight in the important early stages of their new acquisition.*

REASON #3 - Entrepreneurship through acquisition is a less risky path to becoming an entrepreneur.

Instead of having to start a business from scratch, aspiring business owners instead buy and grow an established small business.

For entrepreneurs at all stages of their business life, ETA can be less risky than starting a brand-new business, especially since the startup product or service is unproven in the market, compared to an established business.

REASON #4 - We are doing it better than other financing options available to entrepreneurs

Traditional search fund investors do exist who provide financing for entrepreneurs to acquire and run businesses. In contrast to New Majority Capital, these investors are typically focused on, taking a higher percentage of ownership typically with a prescribed plan to exit, and prefer to back MBAs (typically from Ivy league schools) and/or established executives. For this reason, this path is not easily available to the general population.

These traditional funds focus on high growth areas and professionally managed companies with EBITDA generally over $2 million.

At New Majority Capital, we are focused on lower, but still healthy EBITDA of $400,000 to $2 million, with stable businesses that are usually run by owners who do not have an MBA or corporate business experience. While our entrepreneurs have the opportunity to achieve rapid and significant growth, a steady continuation of profitability is

enough, so our entrepreneurs are not pressured into pushing for high growth.

The result is breathing space for entrepreneurs, which allows them to grow their business with a long-term mindset and truly stamp their mark.

Comparison Of Alternatives Versus NMC Funds

Type	Personal Investment Needed	Average Deal Size	SBA Loans Used	Non SBA Loans	Entrepreneur Ownership Over Time	Typical Owners
Self Funded Searchers	Up to $100K	<$3M	Y	Y	<70%	MBAs
Search Funds	$0	$2-10M	N	Y	<25%	Typically Harvard, Stanford, Chicago University through alumni networks
Search Fund-of-funds	$0	$2-20M	N	Y	<25%	Typically through alumni networks
PE	$0	$20M+	N	Y	<20%	IVY league, larger deal size
Minority Focused VC funds	$0	$1M+	N	N	<60%	Typically IVY league, but 1 in 10 startups will succeed
New Majority Capital	$0	$500K-5M	Y	Y	>80%	Minority Entrepreneurs acquiring existing businesses, 10 in 10 can succeed.

There are many financing options available for acquiring a business, but for a significant number of aspiring new business owners, getting access to this capital is a major hurdle.

Many ambitious entrepreneurs never seize their opportunity due to limited access to savings or having to rely on money from friends and family to get started. Meanwhile, SBA 7(a) loans currently provide around 85-90% of the financing, but these require personal guarantees and come with many restrictions.

We help fill the capital gap for business asset ownership by ensuring the entrepreneur needs to pay nothing to start. Our digitized underwriting

engine offers terms, similar to SBA 7(a), but with less restrictions.

View us as an alternative* to the SBA loan program.

There is no need for personal guarantees, and sellers can be incentivized to stay longer if needed. We can act fast so that sellers and brokers prefer to engage with us.

Comparison of SBA 7(A) loan versus NMC Debt fund

Feature	SBA 7(A) Loan*	NMC Debt Fund	Benefit
Loan Terms	2.75% over prime with 10 year term	6% fixed with 10 year term	- Fixed rather than variable rate
Repayment terms	Standard 10 year amortization	Can be flexible with terms, incl. RBF models	- Less risk and stress for business
Personal guarantee	Required of >20% owners	None	- Widen the impact, eliminate hurdle where you need money to make money
Seller restrictions	restrictions on earn-outs, valuations	none, we can incentivize them to make sure transition succeeds	- Sellers are incentivized for upside capture, transition success
Closing time	90-180 days due to SBA process	15-30 days or less	- More sellers and brokers will want to work with us
Holding Cos	Does not work for total portfolio value > $5M	No restrictions	- Vesting schedule for entrepreneur to earn their equity and lower risk



*typically banks do not offer 10 year term loans for 85%+ deal value for cashflow based lending outside the SBA program

1

"The New Majority Capital entity raising funds in this Wefunder campaign (the "Company") will not itself acquire companies or otherwise make investments other than potential acquisitions in the course of supporting the Company's core business activities. Holdings of securities in companies that are not affiliated with the Company are not expected to represent more than a small portion of NMC's total assets. The Company does not anticipate that returns it realizes on investments in such unaffiliated companies will be a significant source of profit available to distribute to investors in the Reg CF offering.

The Company provides services to support investments made by other investors ("investor partners"), which include third-party investment funds and other investors and may include funds and other investment vehicles sponsored by the Company or its affiliates. Except as described above, the proceeds of this Wefunder campaign will not be used to finance acquisitions of or otherwise invest in small businesses, and the Company's revenues are or will be derived primarily from fees generated from services the Company provides to investors who finance entrepreneurship through acquisition and otherwise invest in companies.

REASON #5 - Our Secret Sauce: We don't just provide unique, non-extractive financing to businesses.
We also provide them education, training, and support to succeed as entrepreneurs.

New Majority Capital fills a gap* that is not met by anyone else on the market.

📋 1 – Effective Education and Training

We create awareness of entrepreneurship through acquisition (ETA) for budding business owners who are not from Ivy League MBA programs, which is currently where the majority of ETA ownership comes from.

> *Additionally, we use algorithms to match qualified entrepreneurs to the right businesses for sale and then work with them through the acquisition process from due diligence to contract negotiations and closing. In coordination with our established non-profit and university partners, we are creating "Succession Ready" education programs for existing small business owners to increase the number of eligible small businesses coming up for sale to ensure fair value*

and a smooth transition for retiring business owners.

Finally, we offer key training in everything from people management to financial management to give our businesses and their workforce the best possible start.

😃 2 – High-Quality Support Services

We deliver technical pre-and post-acquisition business support to new business owners. This includes vital transition management, as well ongoing back-office support for first-time owners, such as accounting, IT services, HR services, digital marketing, and continuous training.



👨‍🏫 3 - Mentors

Additionally, we pair entrepreneurs with experienced mentors who are there to advise and support the business through growth and eventual exit.

REASON #6 - It's time to close the Racial and Gender Wealth Gap

The wealth gap in the United States is growing – and we are out to

The wealth gap in the United States is growing – and we are out to help close it once and for all.

Owning a profitable, cash-flowing small business is a solid way that many generations of Americans have used to build assets and create long-term inter-generational wealth. Until now, this opportunity has been largely out of reach for the majority of underrepresented entrepreneurs.

Currently, a staggering 84% of businesses in the country are white-owned and 62% are men-owned, according to figures from the US Census Bureau.


Number Of US Businesses Owned by Racial/Ethnic Groups
White
Asian
Hispanic
Black or African American
American Indian or Alaska Native
Native Hawaiian or Other Pacific Islander

> ***At New Majority Capital we are working to educate more entrepreneurs about ETA as a viable path to wealth creation, while we are also creating access to economic mobility opportunities for all underserved communities.***

> ***The aspiring new business owners that we work with come from all***

walks of life, including recent MBA graduates, experienced mid-career switchers, and workers with hands-on experience who have worked their way up in the trades.

To strengthen our reach and effect, we are working on developing partnerships with associations such as the National Black MBA network, the Hispanic MBA network, non-Ivy League colleges, and HBCUs (Historically Black Colleges and Universities) to build a strong pipeline of new small business owners.

Entrepreneur personas

NMC supports Women or BIPOC entrepreneurs

Post-MBA Searcher	**Prior Business Owner**	**Mid-Career Switcher**





REASON #7 - $2 Trillion Market Potential, $40 Billion Revenue Potential

The market opportunity is massive. In the United States, more than 10 million small businesses will be on sale over the next 20 years due to the trends outlined above.

Our target market is around 2 million of these small businesses, which

have 2 to 20 employees and generate revenues of more than $1 million.



This means that with 2 million businesses valued at around $1 million each, there are $2 TRILLION in financing opportunities. **In terms of our business model, assuming a advisory fee per transaction and services revenue, the total revenue potential is $40 billion.**

REASON #8 - Proven Business Model to drive attractive returns for investors

Investors benefit from all of NMC's value generative activities - from initially earning deal referral fees from third-party funds to earning advisory fees from the general partner who will earn management and performance fees as GP for our impact funds to back-office support services to portfolio companies. Traditional search funds (which we are not but can be compared to) have generated 35%IRRs per studies by Stanford University.

As a preferred investor, you receive a preferred return first in our waterfall model, before you continue to share in the upside with common investors.

AT NEW MAJORITY CAPITAL, WE GENERATE REVENUE FROM:

 Management and performance fees for equity and debt funds managed to finance the acquisitions

 Deal origination fees when we work with third party capital providers

 Back-office support services around marketing, HR, IT, finance from all portfolio companies

REASON #9: Don't take our word for it - see what other founders are saying about us



" I'm excited to partner with the team at New Majority Capital because they believe in my

potential to run a multi-million-dollar business.
They are willing to roll up their sleeves to help
make sure that I am successful. After just a few
months of working together, we already have
the premier landscape design company in the
Hudson Valley under contract!

Dillion Ellinwood
Hispanic New Business Owner



I am supportive of NMC's mission. NMC can
assist with mentoring and transitioning me from
the management role to the CEO role by
providing tools and mentorship, first and
foremost.
Additionally, the model of 15% investment with
SBA loan financing or not using SBA financing
makes the model more appealing than
traditional search fund models.

Amie Thooft
Vet- Air National Guard, Former Staff Nurse, RN Team
Manager



It's great to have the opportunity to work with the team at NMC to find and do due diligence on

businesses for sale. I also like the opportunity for myself and other to use a non-extractive debt

financing structure instead of the traditional personal guarantee based SBA 7a loan.

Levar Haffoney
Business Consultant, SBDC, Univ of Georgia



I recently sold my last business before the pandemic. Instead of doing another startup, I would

like to acquire a business instead. I am looking forward to working with NMC on this and to

working with a mentor recommended by them.

Shalina Clarke
Former startup entrepreneur

REASON #10: World-Class Team with a

combined experience of more than 300 business acquisitions, valued at over $1 billion

We are proud to be able to boast a passionate and experienced leadership team and active advisory board, with a combined experience of more than 300 business acquisitions, valued at over $1 billion.

Both our founders are entrepreneurs with strong financial backgrounds that have experience in building successful businesses and small business acquisitions. Both Kris and Havell have clear personal reasons to drive impact in this industry.

We are also thrilled to have such a strong and astute advisory board and partners.

REASON #11: We've made significant traction to date

Here's where we currently are:

- We have secured grant funding from the RI Commerce department to develop a training program and platform to teach business owners about succession planning while preparing them to sell their businesses.

- We have built a solid pipeline of entrepreneurs, businesses, mentors, and other funding partners.

- We have developed partnerships with funders to provide debt funding without personal guarantees, and are working on structures to mitigate risk through first loss policies.

Now we are here on Wefunder, ready for the next step – and YOU can take that step with us.

> *Our long-term goal is to train 10,000 folks in entrepreneurship through acquisition while nurturing a perpetual fund that outlasts us and continues to grow its impact.*

REASON #12: Use our platform to personally make an impact

Through equity crowdfunding, we are excited to build a community that can strengthen and increase the number of entrepreneurs by levelling the playing field.

The funds we raise in this round will go towards building our management team, marketing, due diligence support, portfolio company operations, and developing technology.

> *By joining our community of stakeholders, you can make a personal impact by referring entrepreneurs, businesses for sale, and mentors. This will expand our reach and our ability to help those who need it.*

This could be your way of being an active stakeholder in our mission when we back referred entrepreneurs or help acquire referred businesses.

It is rare that such an exciting investment opportunity comes along – especially one with such a strong social cause.

Invest today and together we will make a real lasting impact. We look forward to

welcoming you onboard.